Exhibit 99.7

May 13, 2013

ATLANTIC COAST FINANCIAL CORPORATION
10151 Deerwood Park Boulevard
Building 200, Suite 100
Jacksonville, Florida 32256

Attention: Board of Directors

I am again writing this letter on behalf of myself and my fellow director and fellow ACFC stockholder Bhanu Choudhrie.

As we have noted in our earlier correspondence, we believe that the $5 per share offer by Bond Street to cash out ACFC’s stockholders greatly undervalues ACFC.  And as you have undoubtedly noticed, the market appears to agree with our belief – with ACFC shares consistently trading above $5 over the last week of trading, and one day where the shares closed at $6.64.  ACFC stockholders see other deals involving competitor banks – like Prosperity Bancorp’s acquisition by Ameris Bancorp at a price representing approximately 89% of Prosperity Bancorp’s tangible book value, despite its troubled status and severe capital deficiency – and undoubtedly wonder how you could recommend a price representing only 33% of ACFC’s tangible book value.

Many ACFC stockholders are our employees and our depositors who live in the communities ACFC serves.  When the company pursued and completed the first step conversion, those stockholders trusted you all to do everything you could to build value for them.  We think that it is insulting to stockholders’ intelligence for you to tell them that this Board only has the best interests of the stockholders at heart, as both your approach to managing ACFC over the last two years and your willingness to approve a buyout at a fire sale price appears to suggest otherwise.  As you know, both we and former director Chris Carey have been cynical about your actions in the past, but your recent actions and inaction have brought this cynicism to new heights.  Over the past few months, you have refused to seriously consider a better option for stockholders, dismissing our analysis and our experts’ views with unsupported generalizations and conclusions.  And you refused to even ask Bond Street to drop the ridiculous and unprecedented 40% holdback of the purchase price until our pressure and adverse press coverage forced your hand.  Now you have refused to even consider our entreaties to attempt to negotiate a higher, fair price for our stockholders.

It seems to us that you are more interested in protecting this deal and Bond Street’s interests than continuing to work for the benefit of all ACFC stockholders, and your continued insistence on pursuing this transaction is doing nothing more than costing everyone higher legal fees and preventing the pursuit of our proposed alternative.  It’s time to stop that.  We believe ACFC stockholders will vote down the Bond Street transaction.  You now have a situation where four significant stockholders representing approximately 26% of ACFC’s shares have publicly declared their opposition to the Bond Street transaction and other investors in ACFC’s shares in the current market declaring their view that the company’s value is greater than $5 per share.

We also noted with interest that in the revised preliminary proxy materials you filed with the SEC that you purportedly set the record date at May 6.  Was this in response to the shares trading above $5?  Does this reflect a desire to make it as difficult as possible for investors who purchased shares above $5, and who could hardly be expected to vote in favor of a $5 Bond Street transaction, to vote on the transaction?  We don’t recall the Board discussing an appropriate record date nor do we recall the Board voting to set a record date, as required by ACFC’s bylaws.  How was the record date set?  And why was

May 6 chosen when you don’t even have definitive proxy materials to send to ACFC stockholders?  We believe this is yet another example of this Board’s poor governance practices.

It’s time to move forward.  We demand the calling of the 2013 Annual Meeting so new directors can be elected and we can proceed with our work to strengthen the bank, raise more capital, make the bank profitable, reverse some or all the estimated $27 million in deferred tax asset and make more money for all stockholders.  We also demand the removal of Tom Frankland as the CEO.  For a variety of reasons, we do not believe that Mr. Frankland is capable of providing the type of leadership needed for ACFC to achieve its goals.  We also demand that you disclose the amount of company’s money you have spent to try to defend Mr. Frankland’s questionable personal stock trades right after ACFC had publicly announced about “exploring strategic alternatives.”

Sincerely,

/s/ Jay S. Sidhu
Jay S. Sidhu

Cc: Bhanu Choudhrie